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                                                                   EXHIBIT 12

                            HERSHEY FOODS CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   (in thousands of dollars except for ratios)
                                   (Unaudited)


                                                    For the Three Months Ended

                                                     March 31,    April 2,
                                                       1996         1995
Earnings:

  Income before income taxes                         $ 99,190     $101,393

  Add (deduct):

    Interest on indebtedness                           13,116        9,890
    Portion of rents representative of the
      interest factor(a)                                1,870        1,919
    Amortization of debt expense                           56           14
    Amortization of capitalized interest                  832          786

     Earnings as adjusted                            $115,064     $114,002

Fixed Charges:

    Interest on indebtedness                         $ 13,116     $  9,890
    Portion of rents representative of the
      interest factor(a)                                1,870        1,919
    Amortization of debt expense                           56           14
    Capitalized interest                                  755          294

     Total fixed charges                             $ 15,797     $ 12,117


Ratio of earnings to fixed charges                       7.28         9.41


NOTE:

 (a) Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.